UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers:
1-12833
333-49395
333-125815
333-110125

Energy Future Holdings Corp.
(Formerly TXU Corp.)
(Exact name of registrant as specified in its charter)

1601 Bryan Street, Dallas, Texas 75201
(214) 812-4600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Senior Notes
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)(i)	☐	Rule 12h-3(b)(l)(i)	☒
Rule 12g-4(a)(l)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 110

     Pursuant to the requirements of the Securities Exchange Act of 1934, Energy Future Holdings Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 2, 2007

ENERGY FUTURE HOLDINGS CORP.

By: /s/ Safal K. Joshi
Name:	Safal K. Joshi
Title:	Counsel to Energy Future Holdings Corp.